ALPS ETF TRUST
1290 Broadway
Suite 1100
 Denver, Colorado 80203

April 5, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: ALPS ETF Trust —Request for Withdrawal of Post- Effective Amendments to the Trust’s Registration Statement Relating to the ALPS MSCI EAFE Equal Sector Weighted ETF and the ALPS MSCI Emerging Markets Equal Sector Weighted ETF

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, ALPS ETF Trust (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-148826 and 811-22175) of the ALPS MSCI EAFE Equal Sector Weighted ETF and the ALPS MSCI Emerging Markets Equal Sector Weighted ETF (the “Funds”):

Post-Effective Amendment No.	Filing Date	Accession Number
274	April 19, 2016	0001398344-16-012060
268	March 29, 2016	0001398344-16-011340
243	May 5, 2015	0001193125-15-172068
242	April 23, 2015	0001193125-15-144459
239	April 16, 2015	0001414040-15-000064
236	April 10, 2015	0001414040-15-000060
235	April 2, 2015	0001414040-15-000056
233	March 27, 2015	0001414040-15-000048
232	March 23, 2015	0001414040-15-000046
231	March 20, 2015	0001414040-15-000044
226	February 20, 2015	0001414040-15-000031
224	January 23, 2015	0001414040-15-000006
218	December 24, 2014	0001414040-14-000094
213	October 15, 2014	0001193125-14-372398

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Funds. No securities have been issued or sold in connection with the Amendments.

If you have any questions or further comments, please contact me at 720.917.0623.

Sincerely,

/s/ Abigail J. Murray
Abigail J. Murray
Secretary

cc:	Stuart Strauss, Esq.
Dechert LLP